[The9 Limited Letterhead]

November 28, 2012

VIA EDGAR AND FACSIMILE

Kathleen Collins, Accounting Branch Chief

Megan Askt, Staff Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The9 Limited (the “Company”)
Form 20-F for the fiscal year ended December 31, 2011
Filed March 22, 2012
File No. 001-34238 (the “2011 Form 20-F”)

Dear Ms. Collins and Ms. Askt:

The Company has received the letter dated November 20, 2012 from the staff of the Securities and Exchange Commission regarding the 2011 Form 20-F. The Company needs additional time to prepare the response and hereby requests an extension of the response deadline to December 18, 2012.

If you have any additional questions or comments regarding the 2011 Form 20-F, please contact the Company’s United States counsel, Kirkland & Ellis (Attention: Fan Zhang) at +852 3761 3418. Thank you.

Very truly yours,

The9 Limited

By:	/s/ George Lai

Name:	George Lai
Title:	Chief Financial Officer

c.c.	Jun Zhu, The9 Limited,
Andrew Han, The9 Limited, Fan Zhang, Kirkland & Ellis,
Charlotte Lu, Deloitte Touche Tohmatsu CPA Ltd.